FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Resolutions adopted at the extraordinary general shareholders’ meeting held on July 23, 2019

Item 1

MR. JAIME PÉREZ RENOVALES, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That, in accordance with the minutes of the meeting of the Extraordinary General Shareholders’ Meeting of this entity, validly held on 23 July 2019, the following resolutions were passed:

“ITEM ONE

“Increase in share capital by means of in-kind contributions

It is hereby resolved to increase the share capital of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by means of one or two increases carried out at different times (the first of said increases to occur, the “Primary Increase” and the second, the “Complementary Increase”, and both, the “Increases”), with the possibility that only the Primary Increase be implemented, in accordance with the following terms:

(A) Terms of the Primary Increase

1.	Increase in share capital by means of in-kind contributions

1.1	New shares to be issued

It is hereby resolved to increase the share capital by the amount that results from multiplying (a) the nominal value of one-half (0.5) euro per share of the Bank by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = Maximum Number of Securities to Contribute x Exchange Ratio

where,

“New Shares to be Issued” = Number of new shares of Banco Santander to issue in the Primary Increase;

“Maximum Number of Securities to Contribute” = maximum number of ordinary freely-subscribable series B shares (including those represented through American Depositary Shares (ADSs)) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (such entity, “Santander México”, said shares, the “Series B Shares”, and the ADSs through which some of them are represented, the “Santander México ADSs”, each representing five Series B Shares) to be contributed as consideration for the Primary Increase in implementation of the public offering for the acquisition of securities of Santander México (the “Offering”), which is 1,693,521,302; and

“Exchange Ratio” = Number of newly-issued shares of Banco Santander that are to be delivered for each Series B Share of Santander México that is contributed to the Bank within the framework of the Offering (whether as a Series B Share or as a security underlying a Santander México ADS, each Santander México ADS representing five Series B Shares) and which shall be the result of applying the following formula:

Exchange Ratio = 0.337 + Remuneration Adjustment

where,

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Remuneration Adjustment = Banco Santander Remuneration - Santander México Remuneration

For the purposes hereof,

“Banco Santander Remuneration” is:

(i)

for all dividends paid by Banco Santander with a record date between 29 April 2019 (inclusive) and the date of implementation of the Primary Increase (exclusive), the number of shares of Banco Santander (rounded to the nearest third decimal) that could be acquired on the market with the gross amount paid by Banco Santander for each 0.337 shares on each of the dates of payment of such dividends at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date for the corresponding dividend; and

(ii)

for all Santander Scrip Dividend programmes implemented by Banco Santander with a record date between 29 April 2019 (inclusive) and the date of implementation of the Primary Increase (exclusive), the number of shares of Banco Santander (rounded to the nearest third decimal) that 0.337 shares of the Bank would be entitled to receive in each of such programmes (this number in each Santander Scrip Dividend programme, the “SSD Shares”). The SSD Shares of each Santander Scrip Dividend programme shall be calculated pursuant to the following formula:

SSD Shares = 0.337 x (1 / N)

where,

N is equal to the number of shares of Banco Santander needed to receive one newly-issued share of the Bank pursuant to the terms of the Santander Scrip Dividend programme in question.

“Santander México Remuneration” is the number of shares of Banco Santander (rounded to the nearest third decimal) that could be acquired on the market with the gross amount paid by Santander México for each Series B Share in the form of dividends or other forms of shareholder remuneration with a record date after that of the dividend paid last 28 May (inclusive) and before the date of implementation of the Primary Increase (exclusive) at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date for the corresponding dividend, taking into account the euro / Mexican peso exchange rate published by the European Central Bank for such date.

If the Remuneration Adjustment (i.e. the difference between the Banco Santander Remuneration and the Santander México Remuneration) is positive, the additional number of shares of the Bank to be issued that derives from the Remuneration Adjustment may be paid to those accepting the Offering by means of the Bank’s treasury shares, in which case the Remuneration Adjustment will be equal to zero for purposes of determining the Exchange Ratio for the Primary Increase, which will therefore be equal to 0.337.

The shares issued in implementation of the Primary Increase shall be of the same class and series as those currently outstanding, which shall be represented by book entries and shall be issued for their nominal

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

value of one-half (0.5) euro plus a share premium to be determined by the board of directors, the board also being allowed to delegate these powers to its delegated decision-making bodies or other directors pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the Primary Increase, as described below. Pursuant to the provisions of section 3 below, the amount of the share premium may not be greater than 3.91 euros per share. Thus, the issue price that is set may not be greater than 4.41 euros per share.

1.2	Contributions that will serve as consideration for the Primary Increase

The shares issued in implementation of the Primary Increase shall be fully paid up by means of in-kind contributions consisting of securities representing the share capital of Santander México; i.e. Series B Shares and Santander México ADSs (collectively, the “Santander México Shares”) (in the form technically and legally appropriate to coordinate the various clearing and settlement systems and the legal provisions applicable in Spain, Mexico and the United States, including, without limitation, the ability to deliver to Banco Santander rights to such shares, whether or not represented by certificates).

Based on whether the Series B Shares are contributed directly or through Santander México ADSs representing them, Banco Santander must receive (a) one Series B Share in exchange for the number of newly-issued shares of the Bank that is determined by the Exchange Ratio, and (b) one Santander México ADS (representing five Series B Shares) in exchange for five times the number of newly-issued shares of the Bank that is determined by the Exchange Ratio (represented in the form of Banco Santander ADSs). It is stated for the record that if there is no Banco Santander Remuneration or Santander México Remuneration, or if there is either such remuneration and it is decided to implement the Remuneration Adjustment using shares of the Bank held in treasury, the number of newly-issued shares of Banco Santander would be, as applicable, (a) 0.337 new shares of the Company for each Series B Share contributed to the Bank, and (b) 1.685 ordinary shares of Banco Santander (represented through ADS, each representing one ordinary share of the Bank) for each Santander México ADS contributed to the Bank.

The Bank will deliver to the holders of Santander México Shares who have accepted the Offering the corresponding ordinary shares and Banco Santander ADSs in the form technically and legally appropriate to coordinate the various clearing and settlement systems and the legal provisions applicable in Spain, Mexico and the United States, including, without limitation, the ability to deliver rights to the aforementioned securities, whether or not represented by certificates, to said holders.

1.3	Treatment of fractions of shares

Those holders of Santander México Shares that accept the Offering with a number of Series B Shares or Santander México ADSs that, applying the Exchange Ratio, give a non-whole number of shares of Banco Santander, and that therefore would have the right to receive a fraction of share of Banco Santander in addition to any whole number of shares, shall not receive such fractions. The terms of the Offering shall establish the procedure to apply in relation to these fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander México ADSs who have accepted the Offering in the United States may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one Banco Santander treasury share. Likewise, the total number of Banco Santander shares to be delivered to all of the holders of Series B Shares who have accepted the Offering in the United States and the total number of Banco Santander shares to be delivered to all of the holders of Series B Shares who have accepted the

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Offering in Mexico may be rounded downward to the closest whole number in each case, and the exchange corresponding to the decimals so rounded shall be covered by using one or two shares held by the Bank in treasury, if necessary.

In this way, the total number of shares of Banco Santander to be issued in implementation of the Primary Increase shall be rounded downward in accordance with the provisions of the preceding paragraph.

In addition, and to the extent necessary or convenient to allow the appropriate clearing and settlement of the Offering and the functioning of the settlement procedure that is established for fractions, it is foreseen that the Bank may deliver additional shares from the shares it holds in treasury up to the amount of the additional fractions that need to be settled.

2.	Incomplete subscription

In the event that the number of Series B Shares (including those underlying the Santander México ADSs) actually contributed as consideration for the Primary Increase is lower than the Maximum Number of Securities to Contribute, the New Shares to be Issued shall not be subscribed and paid up in full, and the capital shall be increased only to such extent as is appropriate.

For this reason, pursuant to the provisions of Section 311.1 of the Spanish Capital Corporations Law, there is an express provision for the possibility of an incomplete subscription of the Primary Increase.

3.	Determination of the issue price and share premium

Under the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the amount of the share premium for the new shares shall be established by the board of directors, the board also being allowed to delegate these powers to its delegated decision-making bodies or to other directors, no later than the date of implementation of the Primary Increase, as described below:

(i)	the issue price determined shall in no case be less than 0.5 euro (nominal value of the shares of Banco Santander); and

(ii)

the issue price determined shall in no case be greater than 4.41 euros, which value corresponds to the closing price of the ordinary shares of Banco Santander on the Spanish stock exchanges on 11 April 2019, adjusted by the value of the supplemental dividend of Banco Santander charged to 2018 results and paid by Banco Santander (the “Maximum Issue Price”).

The issue price (and therefore, the share premium) of each new share shall be determined by the board of directors, which, in turn, may also delegate this authority to its delegated decision-making bodies or other directors, in accordance with the preceding guidelines and taking into consideration, among other factors, the listing price of the shares and whether or not there has been a Remuneration Adjustment, under the terms of Section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the Primary Increase.

The share premium for each new share shall be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the share premium for each new share shall be a maximum of 3.91 euros per share.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

4.	No pre-emptive rights

Pursuant to the provisions of Section 304 of the Spanish Capital Corporations Law, and given that the consideration for the increase consists of in-kind contributions, the shareholders of Banco Santander shall not have pre-emptive rights to the shares to be issued on occasion of the Primary Increase.

5.	Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

6.	Rights of the new shares

From the time the Primary Increase is declared to be subscribed and paid up by the board of directors or the party to whom it delegates authority to do so, the new shares shall give their holders the same rights as the Banco Santander shares outstanding at that time. In particular, those acquiring the new shares shall have the right to participate in the Santander Scrip Dividend programmes with a record date that is after the implementation of the Primary Increase as well as to receive the amounts of interim dividends and supplemental dividends that are paid as from that time.

7.	Information made available to the shareholders

The resolution approving the Primary Increase has been adopted after making available to the shareholders the proposal and report of the board of directors, in compliance with the provisions of the Spanish Capital Corporations Law.

8.	Application for admission to official trading

It is hereby resolved to apply for the admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent authorities of the foreign Stock Exchanges on which Banco Santander shares are from time to time listed for the new shares issued as a result of the Primary Increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may now be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution shall be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution shall be safeguarded in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of the restated text of the Securities Market Law and its implementing provisions in force at any time.

9.	No implementation

Within one year of the date of approval of the Primary Increase by the shareholders at the general meeting, the board of directors, or the delegated decision-making bodies or other directors, by delegation therefrom, may resolve to carry out the Primary Increase and to set the terms and conditions therefor as to all matters not provided for in the resolution approving the Primary Increase. However, if the board of directors does not consider it advisable to carry out the increase in capital, it may decide not to do so and shall report such

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

decision to the shareholders at the first general shareholders’ meeting held thereafter. In particular, in deciding to implement the increase, the terms of the Offering and attendant circumstances (like market conditions), among other issues, shall be analysed and taken into account, and in the case that such conditions or other elements mean it is not advisable in the view thereof to implement the increase, it may be decided not to implement it, with such decision being reported to the shareholders at the general meeting on the aforementioned terms. The Primary Increase shall be null and void if the board of directors (or its delegated decision-making bodies or other directors, by delegation therefrom) does not exercise the powers delegated thereto within the one-year period established by the shareholders for implementation of the Primary Increase.

10.	Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is hereby resolved to delegate to the board of directors, with express authority to delegate to its delegated decision-making bodies and to any director, the power to establish the terms and conditions of the Primary Increase as to all matters not provided for in the resolution approving said increase. Specifically, and merely by way of example, the following powers are delegated:

1)	To set the date on which the Primary Increase should be carried out, within a period of one year from approval of the Primary Increase by the shareholders at the general meeting.

2)

To set, if applicable and pursuant to the formulas described in section 1.1 above, the number of newly-issued shares of Banco Santander to be delivered through the Primary Increase for each Santander México Share contributed to the Bank within the context of the Offering, to decide that the Remuneration Adjustment may be carried out through shares of Banco Santander that the Company holds in treasury and to establish that additional shares held in treasury are delivered, if that turns necessary or convenient for the settlement of the share fractions in accordance with the procedure established in the Offering.

3)

To establish the terms and conditions of the Primary Increase as to all matters not provided for by the shareholders at this general meeting, including the determination of the share premium pursuant to the procedure established for such purpose under Section 297.1.a) of the Spanish Capital Corporations Law, as well as, if technically and legally appropriate to coordinate the various clearing and settlement systems and the legal provisions applicable in Spain, Mexico and the United States, to determine the contribution to the Bank of the Santander México Shares by means of the delivery to Banco Santander of rights to such shares, whether or not represented by certificates.

4)	To declare the Primary Increase to be closed and implemented.

5)	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the new amount of share capital and number of resulting shares.

6)

To take such actions as may be necessary or appropriate to implement and formalise the Primary Increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the resolution approving the Primary Increase, as well as, if necessary to comply with the requirements imposed by the regulatory authorities in the countries in which the Offering is made, in case the new shares issued in the Primary Increase cannot be delivered within the

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

periods established in accordance with the terms thereof, to acquire by swap or purchase the Banco Santander shares issued pursuant to the Primary Increase, delivering in exchange the Santander México Shares contributed to Banco Santander in such increase in capital or any other applicable asset.

7)

To carry out all formalities that may be necessary for the shares issued on occasion of the Primary Increase to be registered in the book-entry register of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed at any time, in accordance with the procedures established at each of such Stock Exchanges.

(B) Terms of the Complementary Increase

1.	Increase in share capital by means of in-kind contributions

1.1	New shares to be issued

It is hereby resolved to increase the share capital by the amount that results from multiplying (a) the nominal value of one-half (0.5) euro per share of the Bank by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = Maximum Number of Securities to Contribute x Exchange Ratio

where,

“New Shares to be Issued” = Number of new shares of Banco Santander to issue in the Complementary Increase;

“Maximum Number of Securities to Contribute” = maximum number of Series B Shares to be contributed (whether directly or as securities underlying the Santander México ADSs, with each Santander México ADS representing five Series B Shares) as consideration for the Complementary Increase in implementation of the Offering, which is 1,693,521,302; and

“Exchange Ratio” = Number of newly-issued shares of Banco Santander that are to be delivered for each Series B Share of Santander México that is contributed to the Bank within the framework of the Offering (whether as a Series B Share or as a security underlying a Santander México ADS, with each Santander México ADS representing five Series B Shares) and which shall be the result of applying the following formula:

Exchange Ratio = 0.337 + Remuneration Adjustment

where,

Remuneration Adjustment = Banco Santander Remuneration - Santander México Remuneration

For the purposes hereof,

“Banco Santander Remuneration” is:

(i)

for all dividends paid by Banco Santander with a record date between 29 April 2019 (inclusive) and the date of implementation of the Complementary Increase (exclusive), the number of shares of Banco Santander (rounded to the nearest third decimal) that could be acquired on the market with the gross amount paid by Banco Santander for each 0.337

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

shares on each of the dates of payment of such dividends at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date for the corresponding dividend; and

(ii)

for all Santander Scrip Dividend programmes implemented by Banco Santander with a record date between 29 April 2019 (inclusive) and the date of implementation of the Complementary Increase (exclusive), the number of shares of Banco Santander (rounded to the nearest third decimal) that 0.337 shares of the Bank would be entitled to receive in each of such programmes (this number in each Santander Scrip Dividend programme, the “SSD Shares”). The SSD Shares of each Santander Scrip Dividend programme shall be calculated pursuant to the following formula:

SSD Shares = 0.337 x (1 / N)

where,

N is equal to the number of shares of Banco Santander needed to receive one newly-issued share of the Bank pursuant to the terms of the Santander Scrip Dividend programme in question.

“Santander México Remuneration” is the number of shares of Banco Santander (rounded to the nearest third decimal) that could be acquired on the market with the gross amount paid by Santander México for each Series B Share in the form of dividends or other forms of shareholder remuneration with a record date after that of the dividend paid last 28 May (inclusive) and before the date of implementation of the Complementary Increase (exclusive) at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date for the corresponding dividend, taking into account the euro / Mexican peso exchange rate published by the European Central Bank for such date.

If the Remuneration Adjustment (i.e. the difference between the Banco Santander Remuneration and the Santander México Remuneration) is positive, the additional number of shares of the Bank to be issued that derives from the Remuneration Adjustment may be paid to those accepting the Offering by means of the Bank’s treasury shares, in which case the Remuneration Adjustment will be equal to zero for purposes of determining the Exchange Ratio for the Complementary Increase, which will therefore be equal to 0.337.

The shares issued in implementation of the Complementary Increase shall be of the same class and series as those currently outstanding, which shall be represented by book entries and shall be issued for their nominal value of one-half (0.5) euro plus a share premium to be determined by the board of directors, the board also being allowed to delegate these powers to its delegated decision-making bodies or other directors pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the Complementary Increase, as described below. Pursuant to the provisions of section 3 below, the amount of the share premium may not be greater than 3.91 euros per share. Thus, the issue price that is set may not be greater than 4.41 euros per share.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

1.2	Contributions that will serve as consideration for the Complementary Increase

The shares issued in implementation of the Complementary Increase shall be fully paid up by means of in-kind contributions consisting of securities representing the share capital of Santander México; i.e. Series B Shares and Santander México ADSs (collectively, the “Santander México Shares”) (in the form technically and legally appropriate to coordinate the various clearing and settlement systems and the legal provisions applicable in Spain, Mexico and the United States, including, without limitation, the ability to deliver to Banco Santander rights to such shares, whether or not represented by certificates).

Based on whether the Series B Shares are contributed directly or through Santander México ADSs representing them, Banco Santander must receive (a) one Series B Share in exchange for the number of newly-issued shares of the Bank that is determined by the Exchange Ratio, and (b) one Santander México ADS (representing five Series B Shares) in exchange for five times the number of newly-issued shares of the Bank that is determined by the Exchange Ratio (represented in the form of Banco Santander ADSs). It is stated for the record that if there is no Banco Santander Remuneration or Santander México Remuneration, or if there is either such remuneration and it is decided to implement the Remuneration Adjustment using shares of the Bank held in treasury, the number of newly-issued shares of Banco Santander would be, as applicable, (a) 0.337 new shares of the Company for each Series B Share contributed to the Bank, and (b) 1.685 ordinary shares of Banco Santander (represented through ADS, each representing one ordinary share of the Bank) for each Santander México ADS contributed to the Bank.

The Bank will deliver to the holders of Santander México Shares who have accepted the Offering the corresponding ordinary shares and Banco Santander ADSs in the form technically and legally appropriate to coordinate the various clearing and settlement systems and the legal provisions applicable in Spain, Mexico and the United States, including, without limitation, the ability to deliver rights to the aforementioned securities, whether or not represented by certificates, to said holders.

1.3	Treatment of fractions of shares

Those holders of Santander México Shares that accept the Offering with a number of Series B Shares or Santander México ADSs that, applying the Exchange Ratio, give a non-whole number of shares of Banco Santander, and that therefore would have the right to receive a fraction of share of Banco Santander in addition to any whole number of shares, shall not receive such fractions. The terms of the Offering shall establish the procedure to apply in relation to these fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander México ADSs who have accepted the Offering in the United States may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one Banco Santander treasury share. Likewise, the total number of Banco Santander shares to be delivered to all of the holders of Series B Shares who have accepted the Offering in the United States and the total number of Banco Santander shares to be delivered to all of the holders of Series B Shares who have accepted the Offering in Mexico may be rounded downward to the closest whole number in each case, and the exchange corresponding to the decimals so rounded shall be covered by using one or two shares held by the Bank in treasury, if necessary.

In this way, the total number of shares of Banco Santander to be issued pursuant to the Complementary Increase shall be rounded downward in accordance with the provisions of the preceding paragraph.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

In addition, and to the extent necessary or convenient to allow the appropriate clearing and settlement of the Offering and the functioning of the settlement procedure that is established for Fractions, it is foreseen that the Bank may deliver additional shares from the shares it holds in treasury up to the amount of the additional Fractions that need to be settled.

2.	Incomplete subscription

The Complementary Increase shall only be implemented if it is necessary or appropriate for the Offering to be implemented in two increases at different times, such that a portion is paid from the Primary Increase, and the remaining portion of the Offering by means of this increase, the Complementary Increase. Therefore, if the Complementary Increase is implemented, the New Shares to be Issued shall not be fully subscribed and paid up, and the capital shall be increased only to the extent needed to settle the portion of the Offering that has not been settled by means of the Primary Increase.

For this reason, pursuant to the provisions of Section 311.1 of the Spanish Capital Corporations Law, there is an express provision for the possibility of an incomplete subscription of the Complementary Increase.

3.	Determination of the issue price and share premium

Under the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the amount of the share premium for the new shares shall be established by the board of directors, the board also being allowed to delegate these powers to its delegated decision-making bodies or to other directors, no later than the date of implementation of the Complementary Increase, as described below:

(i)	the issue price determined shall in no case be less than 0.5 euro (nominal value of the shares of Banco Santander); and

(ii)

the issue price determined shall in no case be greater than 4.41 euros, which value corresponds to the closing price of the ordinary shares of Banco Santander on the Spanish stock exchanges on 11 April 2019, adjusted by the value of the supplemental dividend of Banco Santander charged to 2018 results and paid by Banco Santander (the “Maximum Issue Price”).

The issue price (and therefore, the share premium) of each new share shall be determined by the board of directors, which, in turn, may also delegate this authority to its delegated decision-making bodies or other directors, in accordance with the preceding guidelines and taking into consideration, among other factors, the listing price of the shares and whether or not there has been a Remuneration Adjustment, under the terms of Section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the Complementary Increase.

The share premium for each new share shall be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the share premium for each new share shall be a maximum of 3.91 euros per share.

4.	No pre-emptive rights

Pursuant to the provisions of Section 304 of the Spanish Capital Corporations Law, and given that the consideration for the Complementary Increase consists of in-kind contributions, the shareholders of Banco Santander shall not have pre-emptive rights to the shares to be issued on occasion of the Complementary Increase.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

5.	Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

6.	Rights of the new shares

From the time the Complementary Increase is declared to be subscribed and paid up by the board of directors or the party to whom it delegates authority to do so, the new shares shall give their holders the same rights as the Banco Santander shares outstanding at that time. In particular, those acquiring the new shares shall have the right to participate in the Santander Scrip Dividend programmes with a record date that is after the implementation of the Complementary Increase as well as to receive the amounts of interim dividends and supplemental dividends that are paid as from that time.

7.	Information made available to the shareholders

The adoption of the resolution approving the Complementary Increase has been adopted after making available to the shareholders the proposal and report of the board of directors, in compliance with the provisions of the Spanish Capital Corporations Law.

8.	Application for admission to official trading

It is hereby resolved to apply for the trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent authorities of the foreign Stock Exchanges on which Banco Santander shares are from time to time listed for the new shares issued as a result of the Complementary Increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may now be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution shall be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution shall be safeguarded in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of the restated text of the Securities Market Law and its implementing provisions in force at any time.

9.	No implementation

Within one year of the date of approval of the Complementary Increase by the shareholders at the general meeting, the board of directors, or the delegated decision-making bodies or other directors, by delegation therefrom, may resolve to carry out the Complementary Increase and to set the terms and conditions therefor as to all matters not provided for in the resolution approving the Complementary Increase. Notwithstanding the foregoing, if the board of directors does not consider it advisable to carry out the Complementary Increase, it may decide not to do so and shall report such decision to the shareholders at the first general shareholders’ meeting held thereafter. In particular, in deciding to implement the Complementary Increase, the terms of the Offering and attendant circumstances (like market conditions), among other issues, shall be analysed and taken into account, and in the case that such conditions or other

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

elements mean it is not advisable in the view thereof to implement the increase, it may be decided not to implement it, with such decision being reported to the shareholders at the general meeting on the aforementioned terms. The Complementary Increase shall be null and void if the board of directors (or its delegated decision-making bodies or other directors) does not exercise the powers delegated thereto within the one-year period established by the shareholders for implementation of the Complementary Increase. In addition, if the board of directors (or its delegated decision-making bodies or other director, by delegation therefrom) determines that it is possible and appropriate to implement the entire Offering by means of the Primary Increase, the Complementary Increase shall be null and void.

10.	Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is hereby resolved to delegate to the board of directors, with express authority to delegate to its delegated decision-making bodies and to any director, the power to establish the terms and conditions of the Complementary Increase as to all matters not provided for in the resolution approving said increase. Specifically, and merely by way of example, the following powers are delegated:

1)	To set the date on which the Complementary Increase should be carried out, within a period of one year from approval of the Complementary Increase by the shareholders at the general meeting.

2)

To set, if applicable and pursuant to the formulas described in section 1.1 above, the number of newly-issued shares of Banco Santander to be delivered through the Complementary Increase for each Santander México Share contributed to the Bank within the context of the Offering, to decide that the Remuneration Adjustment may be carried out through shares of Banco Santander that the Company holds in treasury and to establish that additional shares held in treasury are delivered, if that turns necessary or convenient for the settlement of the share fractions in accordance with the procedure established in the Offering.

3)

To establish the terms and conditions of the Complementary Increase as to all matters not provided for by the shareholders at this general meeting, including the determination of the share premium pursuant to the procedure established for such purpose under Section 297.1.a) of the Spanish Capital Corporations Law, as well as, if technically and legally appropriate to coordinate the various clearing and settlement systems and the legal provisions applicable in Spain, Mexico and the United States, to determine the contribution to the Bank of the Santander México Shares by means of the delivery to Banco Santander of rights to such shares, whether or not represented by certificates.

4)	To declare the Complementary Increase to be closed and implemented.

5)	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the new amount of share capital and number of resulting shares.

6)

To take such actions as may be necessary or appropriate to implement and formalise the Complementary Increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the resolution approving the Complementary Increase, as well as, if necessary to comply with the requirements imposed by the regulatory authorities in the countries in which the Offering is made, in case the new shares issued in the Complementary Increase cannot be delivered within the periods established in accordance with the terms thereof, to acquire by

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

swap or purchase the Banco Santander shares issued pursuant to this increase in capital, delivering in exchange the Santander México Shares contributed to Banco Santander in such increase in capital or any other applicable asset.

7)

To carry out all formalities that may be necessary for the shares issued on occasion of the Complementary Increase to be registered in the book-entry register of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed at any time, in accordance with the procedures established at each of such Stock Exchanges.

ITEM TWO

Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

A)

To authorise the board of directors to interpret, remedy, supplement, carry out and further develop the preceding resolutions, including the adjustment thereof to conform to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the executive committee or to any director with delegated powers all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as under this Resolution Two.

B)

To authorise Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr José Antonio Álvarez Álvarez, Mr Jaime Pérez Renovales and Mr Óscar García Maceiras so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general shareholders’ meeting.”

I LIKEWISE HEREBY CERTIFY that pursuant to the resolution of the Board of Directors to require the presence of a Notary, the aforementioned General Shareholders’ Meeting was attended by Mr Juan de Dios Valenzuela García, a member of the official association of Notaries of Cantabria, who drew up the minutes thereof. Such notary’s certificate is considered to be the minutes of the General Meeting.

And to leave record, I sign this certification with the approval of Mr Jose Antonio Alvarez Alvarez, Vice Chairman, in Santander on 23 July 2019.

    Reviewed

Vice Chairman

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 23, 2019	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer